FIRST AMENDMENT TO AGREEMENT OF MERGER


     This First Amendment to Agreement of Merger is executed as of the day of January, 1998 by and between EYEMAKERS, INC., a Nevada corporation with its principal place of business located at 4100 McEwen, Suite 160, Dallas, Texas 75244 ("Eyemakers"), and BUDGET OPTICALS OF AMERICA, INC., a Texas corporation with its principal place of business located at 905 South Amy Lane, Harker Heights, Texas 76548 ("Budget Opticals").

                                 RECITALS

     A. On August 22, 1997, Eyemakers, Budget Opticals and EYEMAQ, INC., a Texas corporation with its principal place of business also located at 4100 McEwen, Suite 160, Dallas, Texas 75244 (the "Company"), executed an Agreement of Merger (the "Merger Agreement") pursuant to which the Company merged with and into Budget Opticals, with Budget Opticals remaining as the surviving corporation and the wholly-owned subsidiary of Eyemakers. The separate existence of the Company ceased as of December 31, 1997, the date on which Articles of Merger were filed with the Secretary of State of Texas. The Company is therefore not a party to this First Amendment to Agreement of Merger, and all of its rights, duties and obligations have by operation of law been vested in Budget Opticals as the surviving corporation in such merger.

     B. Eyemakers and Budget Opticals desire to amend the Merger Agreement to clarify certain attributes of the Eyemakers Class B Preferred Stock, par value $0.001 per share, to be received by the shareholders of Budget Opticals pursuant to the merger.

     NOW, THEREFORE, in consideration of the premises, the provisions and the respective agreements hereinafter set forth, the parties hereto hereby agree as follows:

                                AGREEMENTS

     1. The second paragraph of Section 2.1.1 of the Merger Agreement is hereby amended to read in its entirety as follows:

          In consideration for the conversion of each share of Company Common Stock into its pro rata portion of the then issued and outstanding shares of Budget Opticals Common Stock, the shareholders of Budget Opticals (the "Budget Opticals Shareholders") shall receive, based upon their ownership interest in the Budget Opticals Common Stock as set forth in Exhibit B, their pro rata portion of (i) Fifty Thousand Dollars ($50,000.00) to be transferred to the Budget Opticals Shareholders by individual cashier's checks payable to the Budget Opticals Shareholders, and
     (ii) Six Hundred Thousand (600,000) shares of Eyemakers' non-voting Class B Preferred Stock, par value $0.001 per share, bearing a dividend of Twenty-One and One-Fourth Cents ($0.2125) cents per share per annum payable annually on the anniversary date of the certificate therefor, being convertible by the holders thereof into an equivalent number of shares of Eyemakers' common stock, par value $0.001 per share (the "Eyemakers Common Stock"), and being subject to redemption by Eyemakers at any time during the two-year period commencing on the date of their issuance at a redemption price of $7.50 per share (the "Class B Preferred"). Eyemakers hereby grants to each Budget Opticals Shareholder the option, exercisable at any time after the expiration of Two (2) years from the date of issuance thereof, to cause Eyemakers to acquire any or all shares of Class B Preferred held by them at a price of $4.25 per share. Notwithstanding the rights, privileges and attributes of the Class B Preferred as described above, Budget Opticals acknowledges that the Class B Preferred is subordinated in all respects to Eyemakers' Series A Preferred Stock. It is the intention of the parties that the merger would qualify as a nontaxable transaction to the Budget Opticals Shareholders except to the extent of the cash received pursuant to the provisions of this paragraph.

     2. This First Amendment shall be governed by the laws of the State of Texas.

     3. This First Amendment constitutes the final written expression of this First Amendment to the Merger Agreement and is a complete and exclusive statement of those terms. It supersedes all understandings and negotiations concerning the matters specified herein.

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     IN WITNESS WHEREOF, the parties have executed this First Amendment and caused the same to be duly delivered on their behalf on the day and year hereinabove first set forth.

               EYEMAKERS:     EYEMAKERS, INC.


                              By: /s/ GEORGE E. ORM III
                                George E. Orm III, O.D.
                                Chairman of the Board



          BUDGET OPTICALS:    BUDGET OPTICALS OF AMERICA, INC.


                              By: /s/ JAMES C. MELLON
                                James C. Mellon
                                President